UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Name of Issuer:  Quidel Corp.

Title of Class of Securities:  Common Stock, no par value

CUSIP Number:  74838J101

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Norman S. Schleifer
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019

     (Date of Event which Requires Filing of this Statement)

                         October 1, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








CUSIP No.     74838J101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Larry N. Feinberg


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

         2,234,300


8.  Shared Voting Power

         0

9.  Sole Dispositive Power

         2,234,300


10. Shared Dispositive Power

         0


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,234,300


12. Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         9.4%


14. Type of Reporting Person*

         IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

    Larry N. Feinberg is filing this Amendment No. 3 to
Schedule 13D to report the dissolution of a "group," as defined in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"), with respect to the common stock (the
"Common Stock") of Quidel Corp. ("Quidel").

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         This statement is being filed on behalf of

Mr. Larry N. Feinberg (the "Reporting Person").  The

Reporting Person is the managing general partner of Oracle

Partners, L.P. and Oracle Institutional Partners, L.P.

(together, the "Partnerships"), both of which are investment limited partnerships.  The Reporting Person  s also

President and sole shareholder of Oracle Investment

Management, Inc, which acts as investment manager to Oracle

Offshore Limited, an offshore investment fund (the "Offshore

Fund"), and various managed accounts.  The principal

business of Mr. Feinberg is to act as investment manager.

The principal office of the Reporting Person is at 712 Fifth

Avenue, 45th Floor, New York, New York  10019.

         The Reporting Person has not during the last five

years been convicted in a criminal proceeding (excluding

traffic violations or similar misdemeanors).  The Reporting

Person has not during the last five years been a party to a

civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or

prohibiting or mandating activities subject to, federal or

state securities laws or finding any violations with respect to such laws.

         The Reporting Person is a citizen of the United

States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is

deemed to beneficially own 2,234,300 shares of Quidel's

Common Stock.  The shares deemed to be beneficially owned by the Reporting Person are held by the Partnerships, the

Offshore Fund and by managed accounts over which Oracle

Investment Management, Inc. has investment discretion.

Since the last filing on Schedule 13D, 329,000 shares of

Common Stock were purchased by the Partnerships, the

Offshore Fund and the above-described managed accounts in

open market transactions at an aggregate cost of $1,186,816.

         The funds for the purchase of the shares of Common

Stock held in the Partnerships came from capital

contributions to the Partnerships by their general and

limited partners.  The funds for the purchase of the shares

of Common Stock held in the Offshore Fund and the managed

accounts over which the Reporting Person has investment discretion came from each entity's own funds. The working capital of each of these entities includes the proceeds of

margin loans entered into in the ordinary course of

business, such loans being secured by the securities owned

by them.

         On October 1, 1997, the Reporting Person terminated

his agreement with Mr. Jack Schuler that was originally

entered into on June 8, 1995, whereby the shares of Common

Stock deemed to be beneficially owned by Mr. Schuler would

be voted together with those deemed to be beneficially owned by the Reporting Person.  Therefore, for purposes of Section

13 of the Act, the Reporting Person is no longer deemed to

be the beneficial owner of the shares of Common Stock owned

by Mr. Schuler.

Item 4. Purpose of Transaction

         The Shares deemed to be beneficially owned by the

Reporting Person were acquired for, and are being held for,

investment purposes. The Reporting Person may acquire

additional shares of Common Stock, dispose of all or some of the Shares from time to time, in each case in open market

transactions, block sales or purchases or otherwise, or may

continue to hold the Shares.

         The Reporting Person does not have any plan or

proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule

13D.  However, the Reporting Person reserves the right to

discuss company business with management, make proposals to

management and/or take other actions to influence the

management of Quidel should he deem such actions

appropriate.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, the Reporting Person is

deemed to beneficially own 2,234,300 shares of Quidel's

Common Stock.   Based on Quidel's most recently filed Form

10-K, there are believed to be 23,767,616 shares of Quidel's

Common Stock outstanding.  Therefore, the Reporting Person

is deemed to beneficially own 9.4% of Quidel's outstanding

shares of Common Stock. The Reporting Person has the sole

power to vote, direct the vote, dispose of or direct the

disposition of all the shares of Quidel's Common Stock that

he are currently deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         The Reporting Person does not have any contract,

arrangement, understanding or relationship with any person

with respect to the Common Stock of Quidel.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of

the transactions in the Common Stock of Quidel that were

effected by the Reporting Person since the most recent

filing on Schedule 13D through the date of this filing.

         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.



August 4, 1998


                             /s/Larry N. Feinberg
                                Larry N. Feinberg
























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                                                   EXHIBIT A


            Daily Transactions* - Common Stock

                 Number of
Trade Date    Shares Purchased    Price Per Share      Value

9/30/97          45,000              $5.01          $225,450

12/31/97         50,000               3.55           177,500

5/8/98           25,000               3.3875          84,688

6/26/98          82,000               3.1908         261,146

7/1/98            2,000               3.141            6,282

7/17/98          60,000               3.50           210,000

7/20/98          10,000               3.50            35,000

7/21/98           5,000               3.50            17,500

7/22/98          50,000               3.375          168,750


























00751001.AZ1








___________________

*  Each transaction listed above was an open market transaction.
















































00751001.AZ1